
WOODSIDE

SUPPL


05005866

28 January 2005


SEC MAIL
PROCESSING
SECTION
RECEIVED
FEB 09 2005
179
WASH, D.C.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside successfully bids for Liberian acreage, lodged with the Australian Stock Exchange on 28 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

FRIDAY, 28 JANUARY 2005
9:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUCCESSFULLY BIDS FOR LIBERIAN ACREAGE

Woodside West Africa Pty Ltd, a wholly owned subsidiary of Woodside Petroleum Ltd., has successfully bid for 100% of an offshore exploration block in Liberia.

The area, known as Block 15, adjoins Blocks 16 and 17 which were won 100% by Repsol Exploracion SA in what was Liberia's first offshore licensing round.

Repsol and Woodside each holds a 50% interest in two blocks immediately west of Liberia in neighbouring Sierra Leone (SL-6 and SL-7) and the two companies now have interests in five adjoining blocks across Sierra Leone and Liberia.

Woodside's initial four-year work commitment includes geological and geophysical studies and the acquisition of 600km of two-dimensional seismic and 1600sqkm of three-dimensional seismic.

Location map


Freetown
SIERRA LEONE
LIBERIA
Monrovia
SL-1
SL-2
SL-3
SL-4
SL-5
SL-6
SL-7
LB-17
LB-16
LB-15
8°0'0"N
6°0'0"N
14°0'0"W
12°0'0"W
10°0'0"W
N
0
50
100
Kilometres
Canary Islands
Algeria
Libya
Mauritania
Sierra Leone
Liberia
Kenya
0 1000km
1856776